Exhibit 99.2

Sea Limited

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at Shangri-la Singapore, 22 Orange Grove Road, Singapore 258350 on February 14, 2022 at 10:30 a.m. (Singapore time).

The Board of Directors of the Company has fixed the close of business on January 14, 2022, New York time, as the record date (the "Record Date") for determining the shareholders entitled to receive notice of, and vote at, the AGM or any adjournment or postponement thereof.

Holders of record of Class A ordinary shares of a nominal or par value of US$0.0005 each ("Class A Ordinary Shares") and Class B ordinary shares of a nominal or par value of US$0.0005 each ("Class B Ordinary Shares") of the Company, at the close of business on the Record Date or their proxy holders are entitled to attend and vote at the AGM or any adjournment thereof.

At the AGM, the relevant shareholders of the Company will be asked to consider and, if they think fit, to pass and approve the following resolution (the "Resolution"):

•	AS A SPECIAL RESOLUTION, that the Eighth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Ninth Amended and Restated Memorandum and Articles of Association annexed hereto as Annex A.

Summary of Amendments and Changes:

1.	It is proposed that the number of votes attaching to the Class B Ordinary Shares be increased from 3 votes per share to 15 votes per share (the "Variation of Voting Rights").

2.	In connection with the Variation of Voting Rights:

a.	each of Tencent Holdings Limited and its affiliates which currently hold Class B Ordinary Shares in the Company ("Tencent Shareholders") has submitted to the Company its irrevocable notice that it will convert all the Class B Ordinary Shares held by it into Class A Ordinary Shares, subject to and effective immediately upon the Resolution being passed by the shareholders at the AGM and the substitution of the Eighth Amended and Restated Memorandum and Articles of Association of the Company (the "Eighth Articles") with the Ninth Amended and Restated Memorandum and Articles of Association pursuant to the Resolution (the "Ninth Articles") becoming effective (the "Conversion"), following which the Tencent Shareholders shall no longer hold any Class B Ordinary Shares; and

b.	the Tencent Irrevocable Proxy (as defined in the Eighth Articles) shall be terminated concurrently with the Conversion (the "Termination of Proxy").

3.	The amendments proposed to be made to the Eighth Articles, in connection with the proposed Variation of Voting Rights, the Conversion and the Termination of Proxy, pursuant to the adoption of the Ninth Articles, include, amongst other things, the following:

a.	All references to "the Companies Law (2016 Revision)" and "the Electronic Transactions Law (2003 Revision)" of the Cayman Islands shall be replaced by references to "the Companies Act (As Revised)" and "the Electronic Transactions Act (As Revised)" of the Cayman Islands, to reflect recent changes to the titles of those statutes.

b.	In Article 1, the definition of "Change of Control Transactions" shall be deleted, to reflect that, following the deletion of Article 19 (as referred to below), such Change of Control Transactions shall no longer be subject to approval by a specified majority of Class B Ordinary Shares.

c.	In Article 1, the definitions of "Tencent Class B Permitted Transferee" and "Tencent Shareholders" shall be deleted to reflect the proposed Conversion, following which these defined terms shall no longer be relevant.

d.	In Article 1, the definition of "Tencent Irrevocable Proxy", and the related definitions of "Board Proxy", "General Proxy", "Tencent Director Matter", "Tencent Proxy Shares", and "Written Direction", shall be deleted, to reflect the proposed Termination of Proxy.

e.	In Article 1, the definition of "Special Resolution Threshold" shall be amended as a result of the proposed Termination of Proxy.

f.	Articles 12 and 79 shall be amended to increase the number of votes attaching to the Class B Ordinary Shares, to reflect the proposal that each Class B Ordinary Share shall be entitled to 15 votes on all matters subject to vote at general meetings of the Company.

g.	Article 13 shall be amended to reflect the proposed Conversion, following which the deleted language shall no longer be relevant.

h.	Article 14(b) shall be deleted to reflect the proposed Conversion, following which this conversion provision shall no longer be relevant.

i.	Articles 14(c) and (d) shall be deleted, and Article 14(e) shall be amended and renumbered as 14(b), to reflect the proposed Conversion as well as the proposed change that the Class B Ordinary Shares held by Mr. Xiaodong Li shall continue to be Class B Ordinary Shares, following and notwithstanding the proposed Termination of Proxy.

j.	Article 18(h) shall be deleted to reflect the proposed Termination of Proxy.

k.	Article 19 shall be deleted to reflect that the consent or sanction of a specified majority of Class B Ordinary Shares shall no longer be required to approve a Change of Control Transaction (as defined in the Eighth Articles), or the creation, issue or designation of shares carrying more than one vote per share.

l.	Article 20 shall be amended to remove the requirement that the rights attaching to the Class B Ordinary Shares may be varied only with the consent or sanction of a specified majority of Class B Ordinary Shares, as well as to reflect the deletion of Article 19.

m.	Articles 8, 9, 21, 54 and 55 shall be amended to reflect the deletion of Article 19.

n.	Article 91(d) shall be amended to reflect the deletion of Article 18(h).

4.	Attached to this notice as Annex B is a blackline comparison document which shows all amendments to the Eighth Articles which shall be made pursuant to the adoption of the Ninth Articles.

5.	Both the above Summary of Amendments and the attached blackline comparison document are provided for information purposes only. You should review the Ninth Articles in its entirety for the purposes of considering whether to approve the adoption of the Ninth Articles.

6.	The Annex A and Annex B attached to this notice are also available on the Investor Relations section of the Company’s website at https://www.sea.com/investor/home.

Board's Recommendation for The Resolution

The Board of Directors of the Company recommends a vote "for" the Resolution. The Board believes that, as Sea has scaled significantly to become a leading global consumer internet company, it is in the best interests of the Company in pursuing its long-term growth strategies to further clarify its capital structure through the contemplated changes outlined above.

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

By Order of the Board of Directors,
Sea Limited

/s/ Forrest Xiaodong Li
Forrest Xiaodong Li
Chairman and Group Chief Executive Officer

Singapore, January 3, 2022

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 4 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	At the AGM, the Resolution shall be put to the vote of the meeting and shall be decided on a poll.

2	To approve the Resolution as a special resolution, it must be passed by seventy-five percent (75%) of the total number of votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM.

3	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

4	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

5	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522, or you may also send copies of the foregoing by email to ir@sea.com, in each case marked for the attention of Investors Relations, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

6	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

7	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

8	The quorum for the AGM is one or more shareholders holding shares which represent, in aggregate, no less than forty percent (40%) of the votes attaching to all issued and outstanding shares of the Company and entitled to vote the resolution to be considered at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative.

Sea Limited

(the "Company")

FORM OF PROXY FOR SHAREHOLDERS

I/We
Please Print Name(s)

of
Please Print Address(es)

being (a) shareholder(s) of the Company with ____________ shares respectively hereby appoint of

or failing him/her

of

or failing him/her the duly appointed chairman of the AGM (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on February 14, 2022 at 10:30 a.m. (Singapore time) at Shangri-la Singapore, 22 Orange Grove Road, Singapore 258350 and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolution in respect of the matters specified in the Notice of the AGM as indicated below:

Resolution	For	Against	Abstain
1. AS A SPECIAL RESOLUTION, that the Eighth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Ninth Amended and Restated Memorandum and Articles of Association annexed hereto as Annex A.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his or her discretion, as he or she will on any other business that may be raised at the AGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:

Name:

Date:

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other

joint holders:

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman of the AGM will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522, or you may also send copies of the foregoing by email to ir@sea.com, in each case marked for the attention of Investors Relations, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned AGM. Returning this completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by the registered shareholder.

Annex A

Ninth Amended and Restated Memorandum and Articles of Association

Annex B

Blackline Comparison Document